Exhibit 99.2

NEWS RELEASE

LITTELFUSE TO ACQUIRE IXYS CORPORATION

Acquisition significantly expands capabilities across high growth power semiconductor markets

CHICAGO, IL AND MILPITAS, CA, August 28, 2017 — Littelfuse, Inc. (NASDAQ:LFUS) and IXYS Corporation (NASDAQ:IXYS) today announced that they have entered into a definitive agreement under which Littelfuse will acquire all of the outstanding shares of IXYS in a cash and stock transaction. The transaction represents an equity value of approximately $750 million and enterprise value of $655 million.(1) Under the terms of the agreement, each IXYS stockholder will be entitled to elect to receive, per IXYS share, either $23.00 in cash or 0.1265 of a share of Littelfuse common stock, subject to proration. In total, 50% of IXYS stock will be converted into the cash election option and 50% into the stock election option.

IXYS is a global pioneer in the power semiconductor and integrated circuit markets with a focus on medium to high voltage power control semiconductors across the industrial, communications, consumer and medical markets. IXYS has a broad customer base, serving more than 3,500 customers through its direct salesforce and global distribution partners. IXYS reported revenues of $322 million in its fiscal 2017 with an adjusted EBITDA margin of approximately 13.5%.

The combined company is expected to have annual revenues of approximately $1.5 billion, with the following compelling strategic and financial benefits:

•                  Broader technology platform and capability to expand growth into industrial and electronics markets

•                  Increased long-term penetration of power control portfolio in automotive markets, expanding global content per vehicle

•                  Heightened engineering expertise and intellectual property around high voltage and silicon carbide semiconductor technologies

-more-

•                  Increased presence in the semiconductor industry, adding to our scale and volume

•                  Strong relationships and complementary overlap in major global electronics distribution partnerships enabling cross-selling

•                  Immediately accretive to adjusted EPS and free cash flow post transaction close(2)

•                  Expect to generate more than $30 million in annualized cost savings; additional future value created from revenue synergies and tax rate reduction

“As the largest acquisition in our 90-year history, this is an exciting milestone for Littelfuse,” said Dave Heinzmann, President and Chief Executive Officer, Littelfuse. “IXYS’ extensive power semiconductor portfolio and technology expertise fit squarely within our strategy to accelerate our growth within power control and industrial OEM markets. The combination of Littelfuse and IXYS unites complementary capabilities, cultures and relationships.”

“IXYS will operate as the cornerstone of the combined companies’ power semiconductor business,” said Dr. Nathan Zommer, Chairman and Chief Executive Officer of IXYS. “Both Littelfuse and IXYS have long histories of innovation and customer-focused product development, and together, we will embrace the entrepreneurial spirit that has contributed to IXYS’ success in the power semiconductor and integrated circuits market.”

“The combination of IXYS and Littelfuse creates a stronger player in the power semiconductor industry, with the ability to leverage our collective resources and portfolio to create increased value for our customers,” added Uzi Sasson, President and Chief Executive Officer of IXYS.  “We believe that being a part of a world-class organization like Littelfuse will provide a bright future for IXYS and the talented people at our respective companies.”

Transaction Highlights

The transaction is expected to be immediately accretive to Littelfuse’s adjusted earnings per share and free cash flow in the first full year post transaction close, excluding any acquisition and integration related costs. Littelfuse expects to achieve more than $30 million of annualized cost savings within the first two years after closing the transaction. Longer term, the combination is also expected to create significant revenue synergy opportunities given the companies’ complementary offerings, as well as benefits from future tax rate reduction.

In conjunction with the definitive agreement, Dr. Nathan Zommer, IXYS founder and currently the company’s largest stockholder with approximately 21% ownership, has entered into a voting and support agreement. Subject to the agreement’s terms and conditions, he has agreed to vote his shares in favor of the transaction. After close of the transaction, Dr. Zommer is expected to join Littelfuse’s Board of Directors, subject to the board’s governance and approval process. His technical skills and extensive experience across the semiconductor industry will benefit the combined company with its integration efforts, innovation roadmap and revenue expansion.

The transaction is expected to close in the first calendar quarter of 2018 and is subject to the satisfaction of customary closing conditions, including regulatory approvals and approval by IXYS stockholders.  Littelfuse expects to finance the cash portion of the transaction consideration through a combination of existing cash and additional debt.

Morgan Stanley & Co. LLC is serving as financial advisor and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Littelfuse. Needham & Company, LLC is serving as financial advisor and Latham & Watkins LLP is serving as legal counsel to IXYS.

Conference Call and Webcast Information

Littelfuse will hold a conference call for investors on Monday, August 28, 2017 at 8am Central/9am Eastern to discuss this announcement. The call will be broadcast live and can be accessed at www.Littelfuse.com. The accompanying presentation and archived webcast will be available on the Events & Presentations page of the Investor Relations section of the company’s website.

About Littelfuse

Founded in 1927, Littelfuse is the world leader in circuit protection with growing global platforms in power control and sensing. The company serves customers in the electronics, automotive and industrial markets with technologies including fuses, semiconductors, polymers, ceramics, relays and sensors. Littelfuse has over 10,000 employees in more than 40 locations throughout the Americas, Europe and Asia.  For more information, please visit the Littelfuse website: Littelfuse.com.

About IXYS

Since its founding in Silicon Valley in 1983, IXYS has been a worldwide pioneer in the development of power semiconductors, solid state relays, high voltage integrated circuits, and microcontrollers.  With an end customer base of over 3,500 across the industrial, communications, consumer, medical and transportation industries, IXYS is a worldwide recognized provider of advanced semiconductors. Additional information may be obtained by visiting the IXYS website at IXYS.com.

Note:

(1)         Based on Littelfuse’s closing stock price on August 25, 2017 per Bloomberg. Enterprise value inclusive of approximately $95 million net cash position.

(2)         Excluding one-time acquisition and integration related costs

Forward Looking Statements

This press release contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the proposed transaction between Littelfuse, Inc. (“Littelfuse”) and IXYS Corporation (“IXYS”) and the expected benefits and synergies of the proposed transaction.  Statements that are not historical facts, including statements about Littelfuse’s and IXYS’ beliefs, plans and expectations, are forward-looking statements.  Such statements are based on current expectations of Littelfuse’s and IXYS’ management and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements.  The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements:  the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction may not be achieved in a timely manner, or at all; the risk that IXYS’ business may not be successfully integrated with Littelfuse’s following the closing; the risk that Littelfuse and IXYS will be unable to retain and hire key personnel; and the risk that disruption from the proposed transaction may adversely affect Littelfuse’s or IXYS’ business and their respective relationships with customers, suppliers or employees.  For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Littelfuse’s and IXYS’ filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Littelfuse’s and IXYS’ most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.  Forward-

looking statements represent management’s current expectations and are inherently uncertain.  Except as required by law, neither Littelfuse nor IXYS undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information Will Be Filed with the SEC

In connection with the proposed transaction, Littelfuse and IXYS intend to file relevant information with the SEC, including a registration statement of Littelfuse on Form S-4 (the “registration statement”) that will include a proxy statement of IXYS and that will also constitute a prospectus of Littelfuse (the “proxy statement/prospectus”).  INVESTORS AND SECURITY HOLDERS OF IXYS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LITTELFUSE, IXYS AND THE PROPOSED TRANSACTION.  The registration statement, proxy statement/prospectus and other documents filed by Littelfuse with the SEC may be obtained free of charge at Littelfuse’s website at www.littelfuse.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from Littelfuse by requesting them by mail at Littelfuse, Inc., 8755 West Higgins Road, Suite 500, Chicago, Illinois 60631, Attention: Investor Relations, or by telephone at (773) 628-1000.  The documents filed by IXYS with the SEC may be obtained free of charge at IXYS’ website at www.ixys.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from IXYS by requesting them by mail at IXYS Corporation, 1590 Buckeye Drive, Milpitas, California 95035, Attention:  Investor Relations, or by telephone at (408) 457-9000.

Participants in the Solicitation

IXYS, Littelfuse and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from IXYS stockholders in connection with the proposed transaction.  Information regarding the persons who may be deemed to be participants in the solicitation of IXYS stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about the directors and executive officers of Littelfuse and their ownership of Littelfuse common stock is set forth in Littelfuse’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, and its definitive proxy statement for the Littelfuse 2017 annual meeting of stockholders, which was filed with the SEC on March 16, 2017.  Information about the directors and executive officers of IXYS and their ownership of IXYS common stock is set forth in IXYS’ Annual Report on Form 10-K for the fiscal year ended March 31, 2017, which was filed with the SEC on June 12, 2017, and the definitive proxy statement for IXYS’ 2017 annual meeting of stockholders, which was filed with the SEC on July 28, 2017.  Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Use of Non-GAAP (Adjusted) Financial Measures

The information provided in this press release includes the non-GAAP financial measures “Adjusted EBITDA” and “Adjusted EBITDA margin” of IXYS. These non-GAAP financial measures exclude the effect of certain expenses and income not related directly to the underlying performance of fundamental business operations and should not be considered in isolation or a substitute for the comparable GAAP measure. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measure is included in the appendix of this press release.

Management believes that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors regarding operational performance because they enhance an investor’s overall understanding of core financial performance and facilitate comparisons to historical results of operations, by excluding items that are not related directly to the underlying performance of fundamental business operations or were not part of business operations during a comparable period.  Management believes that these non-GAAP financial measures are commonly used by financial analysts and others in the industries in which the companies operate, and thus further provide useful information to investors. Management additionally uses these measures when assessing the performance of the business and for business planning purposes. Note that definitions of these non-GAAP financial measures differ from those terms as defined or used by IXYS Corporation and may differ from those terms as defined or used by other companies.

Littelfuse, Inc

Investor Contacts

Meenal Sethna

Littelfuse, Inc.

Executive Vice President and CFO

(773) 628-0616

Media Contacts

Steve Schrier

Littelfuse, Inc

Corporate Communications

(773) 628-2112

IXYS Corporation

Uzi Sasson

IXYS Corporation

President and Chief Executive Officer

(408) 457-9062

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LFUS-F

Appendix

IXYS Corporation Adjusted EBITDA / Adjusted EBITDA Margin reconciliation:

($ in millions)	Fiscal Year Ended March 31, 2017

Net sales	$322.1

Net income	$21.3
Add:
Income tax expense	7.6
Interest expense	2.5
Depreciation and amortization	10.6
Impairment of intangibles	1.4
Stock compensation expense	3.4
IXYS As Reported Adjusted EBITDA	$46.9
Less: Stock compensation expense	3.4
Adjusted EBITDA	$43.4
Adjusted EBITDA Margin	13.5%

Note: Totals may not foot due to rounding.